NAME OF REGISTRANT: Time Warner, Inc.
NAME OF PERSON RELYING ON EXEMPTION: The Green Century Equity Fund
ADDRESS OF PERSON RELYING ON EXEMPTION: 114 State Street, Suite 200, Boston, MA 02109

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Proposal No. 6 on Time Warner, Inc. Corporation’s 2015 Proxy Statement:
Argument in Favor
RESOLVED: Shareholders request Time Warner, Inc. (TWX) adopt a company-wide, time-bound target for reducing absolute greenhouse gas (GHG) emissions (i.e. reduction in aggregate emissions over time), taking into consideration the most recent Intergovernmental Panel on Climate Change (IPCC) scientific guidance for reducing total GHG emissions and issue a report no later than 6 months after the company’s annual meeting, at reasonable cost and omitting proprietary information, on its plan to achieve these goals.

Excess GHG emissions and the resulting impact on climate change are increasingly recognized as material risks to which companies and their investors should pay special attention. A growing number of major Fortune 500 companies, including TWX’s competitors, are taking a proactive approach to managing climate change concerns by adopting and publicly announcing voluntary GHG reduction goals ahead of regulatory action. Many companies that prioritize carbon reduction efforts report significant savings and higher Returns on Investments (ROIs) than on their overall capital investments. In contrast to peers, TWX does not report having GHG reduction goals at this time, and is lagging its industry peers significantly on its GHG reduction strategy and performance. Absent clear goals that prioritize reducing GHG emissions across the organization, our company may be missing key savings and investment opportunities related to GHG reduction initiatives, particularly those that reduce energy consumption, and may face competitive disadvantages relative to peers who are better positioned to avoid penalties and meet future regulations on carbon emissions, which proponents believe are inevitable.

We therefore urge you to vote FOR proposal No. 6 requesting that TWX adopt and disclose targets for reducing its GHG emissions, taking the IPCC’s scientific guidance into account to ensure that emissions reductions targets are science-based.1

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; The Green Century Equity Fund is not able to vote your proxies, nor does this communication contemplate such an event.  The Green Century Equity Fund urges shareholders to vote for Item number 6 following the instruction provided on the management’s proxy mailing.

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1 For the purposes of this shareholder proposal, ‘science-based’ targets aim to stay under the largely-accepted global goal of less than a 2°C temperature increase, avoiding irreversible and catastrophic climate change effects. Source: http://sciencebasedtargets.org/faq/

CONTEXT: The impacts of climate change due to excess GHG emissions pose severe risks to companies across investors’ portfolios. Climate change is already disrupting business operations and supply chains across all sectors of the American and global economies. A growing rank of American business leaders across a number of industries recognize climate change as an economically disruptive force that contributes to lower gross domestic products, higher commodity costs, broken supply chains, and increased financial risks.2 A study titled Risky Business concludes that climate change inevitably impacts every sector of the economy.3 For example, droughts that are currently sweeping California are widely recognized as being exacerbated by climate change, and are causing severe disruptions to every sector of the economy. Hurricane Sandy, a severe weather event that has been publicly attributed to climate change, devastated New York City where TWX is headquartered. The increase in severity and frequency of storms and weather events is predicted to worsen as a result of exacerbated climate change.

To mitigate the worst impacts of climate change, the IPCC estimates that an 85 percent absolute reduction in GHG emissions globally is needed from 2010-2050 (relative to 1990 levels) to stabilize global temperatures, entailing a reduction target of 85 percent by 2050 for each U.S. company.4 Recognizing their contribution to climate change, a growing number of companies are adopting voluntary GHG reduction targets to reduce their impacts on climate change and to capture efficiency savings and investment opportunities associated with reductions in energy use. Given the economy-wide risks associated with climate change due to excess GHG emissions, proponents are urging TWX to set goals to curb its GHG emissions, and that those goals reflect and align with the scientific guidance provided by the IPCC for reducing economy-wide GHG emissions at a rate necessary to mitigate the worst impacts of climate change.

Our company currently does not have targets for reducing its GHG emissions, leaving investors to question what the company’s long-term strategy and goals are for reducing its impacts on climate change. Likewise, investors lack clear context for whether the company is capturing strategic opportunities and investments regarding its GHG emissions. Therefore, this shareholder proposal requests that the company set clear goals for reducing its GHG emissions, and recommends that those goals be science-based, aligning with the scientific guidance provided by the IPCC for reducing economy-wide GHG emissions at a rate necessary to mitigate the worst impacts of climate change.

Failure to adopt GHG emissions goals may expose our company to the following risks:

1.	Missed savings and investment opportunities related to GHG reduction initiatives, particularly those that reduce energy consumption

Many companies that prioritize GHG reduction efforts report significant savings and high returns on investment, particularly due to the reductions in energy consumption that are generally associated with efforts to reduce GHG emissions. Companies reporting to the CDP on their emission reduction and renewable energy initiatives are conservatively estimated as saving $1.1 billion annually.5 Seventy-nine percent of US companies in the S&P 500® that report to the CDP reported earning a higher return on their carbon reduction investments than on their overall corporate capital investments.6 Individual companies are also capturing value and exploiting energy-saving opportunities. For example, “IBM has saved a cumulative $477 through its annual energy conservation actions.”7 Similarly, those companies with carbon reduction targets secured 9 percentage points higher overall on ROI than their peers without targets.8

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2 See http://www.nytimes.com/2014/01/24/science/earth/threat-to-bottom-line-spurs-action-on-climate.html?_r=0
3 Risky Business: The Economic Risks of Climate Change in The United States, http://riskybusiness.org/
4 The CDP [formerly the Carbon Disclosure Project] surveys and gathers self-reported data from companies on behalf of investors to assess how companies are addressing risks related to climate change. https://www.cdp.net/en-US/Pages/About-Us.aspx
5 Power Forward 2.0: How American Companies Are Setting Clean Energy Targets and Capturing Greater Business Value, p. 4, http://www.ceres.org/resources/reports/power-forward-2.0-how-american-companies-are-setting-clean-energy-targets-and-capturing-greater-business-value
6 The 3% Solution: Driving Profits Through Carbon Reduction, http://www.worldwildlife.org/projects/the-3-solution
7 Power Forward 2.0: How American Companies Are Setting Clean Energy Targets and Capturing Greater Business Value, p. 4, http://www.ceres.org/resources/reports/power-forward-2.0-how-american-companies-are-setting-clean-energy-targets-and-capturing-greater-business-value
8 The 3% Solution: Driving Profits Through Carbon Reduction, http://www.worldwildlife.org/projects/the-3-solution

TWX is currently lagging its industry peers significantly on its GHG reduction strategy and performance, which proponents believe is a consequence of the company’s failure to set clear goals to guide its strategy and performance. According to CDP’s9 analysis of TWX’s self-reported climate-risk data, TWX scores below the industry average on its climate change risk mitigation efforts. The company also scored below the industry average on its performance in managing climate risk, falling in the lowest performance band ‘E’ (scores range from A, A-, B, C, D, E), below the industry average of C and overall average of C. TWX is lagging most in the categories of ‘governance & strategy’; ‘risk & opportunity management’; and ‘verification’ of its efforts to address its GHG emissions and related climate impacts.10

Absent clear goals that prioritize reducing GHG emissions across the organization, our company risks missing key savings and investment opportunities related to reducing energy consumption and costs.

2.	Penalties associated with future regulations on carbon emissions

Given growing public recognition and concern about the adverse impacts of climate change on our economy, proponents believe that future regulations restricting GHGs emissions across all sectors of our economy are inevitable. Companies that set voluntary targets for reducing future GHG emissions are better poised to be resilient to future regulatory and policy changes restricting GHG emissions, and may enjoy competitive advantages as a result of both avoiding penalties on carbon emissions as well as capturing the aforementioned savings and investment opportunities.

A growing number of companies are adopting public GHG reduction goals, creating a divide between companies demonstrating a clear commitment to reducing their impacts on climate change and those that are lagging their peers. A recent report assessing the carbon reduction strategies of companies across the Fortune and Global 100 found that as of 2013, ninety-six companies (56%) from the combined 173 companies in the Fortune 100 and Global 100 have set GHG reduction goals.11 The Walt Disney Company, a close competitor to TWX, was highlighted in this report as one of sixteen companies that both set and exceeded its 2012 absolute GHG reduction targets and has set additional targets for future reductions.12

TWX has not disclosed goals for reducing its GHG emissions, making it challenging for investors to assess what the company’s long-term strategy and goals are for reducing its GHG emissions and related impacts on climate change. In the absence of proactive goals to reduce its GHG emissions, proponents believe that the company will be more susceptible to carbon emissions penalties and face competitive disadvantages as a result of reactive compliance, as well as missed savings and investment opportunities. Consequently, proponents urge TWX to set quantifiable targets for reducing its GHG emissions.

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9 The CDP [formerly the Carbon Disclosure Project] surveys and gathers self-reported data from companies on behalf of investors to assess how companies are addressing risks related to climate change. https://www.cdp.net/en-US/Pages/About-Us.aspx
10 The CDP [formerly the Carbon Disclosure Project] surveys and gathers self-reported data from companies on behalf of investors to assess how companies are addressing risks related to climate change. https://www.cdp.net/en-US/Pages/About-Us.aspx
11 Power Forward 2.0: How American Companies Are Setting Clean Energy Targets and Capturing Greater Business Value, http://www.ceres.org/resources/reports/power-forward-2.0-how-american-companies-are-setting-clean-energy-targets-and-capturing-greater-business-value
12 Power Forward 2.0: How American Companies Are Setting Clean Energy Targets and Capturing Greater Business Value, p. 29, http://www.ceres.org/resources/reports/power-forward-2.0-how-american-companies-are-setting-clean-energy-targets-and-capturing-greater-business-value

Conclusion:

Climate change due to excess GHG emissions is a significant risk facing companies and long-term shareholder value. Recognizing risks associated with excess GHG emissions and related impacts on climate change, many companies are voluntarily adopting goals to reduce their GHG emissions, and report significant savings and ROI as a result of these efforts. In contrast to peers, TWX has not set goals to reduce its GHG emissions, and may be exposed to key competitive and regulatory risks, as well as missed savings and investment opportunities, as a result of its lagging performance in curbing its climate impacts relative to peers and the industry. Proponents believe that the lack of clear goals within the organization to reduce GHG emissions is likely a contributing factor to the company’s poor performance in this area. In the absence of clear goals, investors are unable to assess how the company is positioning itself and planning to manage its impacts on climate change moving forward. As more companies are recognized for their leadership in reducing their climate impacts, TWX faces growing reputational and competitive risks for failing to publically demonstrate a clear commitment to taking responsibility for its excess GHG emissions and contribution to climate change.

Consequently, shareholders believe that Time Warner should set company-wide, absolute greenhouse gas reduction goals for reducing company emissions and we urge you to vote in favor of this resolution.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy and the registrants will not accept proxies if sent. The registrants urge shareholders to vote for the proposals discussed in this communication following the instruction provided on the management’s proxy mailing. The cost of this communication is being borne entirely by the registrants.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; The Green Century Equity Fund is not able to vote your proxies, nor does this communication contemplate such an event.  The Green Century Equity Fund urges shareholders to vote for Item number 6 following the instruction provided on the management’s proxy mailing.